SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Net Element, Inc.

(Name of Issuer)

Common Stock, $0.0001 per share par value

(Title of Class of Securities)

64111R 102

(CUSIP Number)

Oleg Firer

Star Equities, LLC

c/o Net Element, Inc.

3363 NE 163rd Street, Suite 705

North Miami Beach, FL 33160

(305) 507-8808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102
1	Names of Reporting Persons. Oleg Firer
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	3,380,655
	8	Shared Voting Power	4,285,714
	9	Sole Dispositive Power	3,380,655
	10	Shared Dispositive Power	4,285,714
11	Aggregate Amount Beneficially Owned by Each Reporting Person		7,666,369
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		7.6%*
14	Type of Reporting Person		IN

* Based on 100,857,828 outstanding shares of Common Stock (including all shares issuable upon exercise of the Option (as defined below)) as of September 15, 2015.

CUSIP No. 64111R 102
1	Names of Reporting Persons. Star Equities, LLC
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	4,285,714
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	4,285,714
11	Aggregate Amount Beneficially Owned by Each Reporting Person		4,285,714
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		4.2%*
14	Type of Reporting Person		CO

* Based on 100,857,828 outstanding shares of Common Stock (including all shares issuable upon exercise of the Option (as defined below)) as of September 15, 2015.

This Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) relates to the common stock, $0.0001 per share par value (the “Common Stock”), of Net Element, Inc., a Delaware corporation (the “Company”), and amends the Schedule 13D filed by Oleg Firer with the Securities and Exchange Commission on September 18, 2014, as amended by the Amendment No. 1 filed by Mr. Firer on May 12, 2015 (the “Schedule 13D”). The Company’s principal executive offices are located at 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160.

This Amendment No. 2 is being filed by to report that on September 11, 2015, Star Equities, LLC, and entity in which Mr. Firer is the sole and managing member (“Star Equities,” and together with Mr. Firer, the “Reporting Persons”) acquired 2,142,857 restricted shares of Common Stock and 2,142,857 restricted shares of Common Stock issuable upon of exercise of an option (collectively, the “Shares”).

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety by the following:

(a) – (c) This statement is being filed by Oleg Firer and Star Equities, LLC. Mr. Firer’s business address is c/o Net Element, Inc., 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160. The address of Star Equities’ principal office is 3365 NE 167th Street, North Miami Beach, FL 33160. Mr. Firer’s principal occupation is Chief Executive Officer of the Company. He also serves as a Director of the Company and is Star Equities’ sole member and managing member. The agreement (the “Joint Filing Agreement”) between Star Equities and Mr. Firer to file this statement, and any amendment or amendments thereto, jointly in accordance with Rule 13d-1(k) promulgated under the Act, is attached hereto as Exhibit 99.1.

(d) – (e) During the past five years, neither Star Equities nor Mr. Firer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (1) as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) which found any violation with respect to federal or state securities laws.

(f) Star Equities, LLC is a Florida limited liability company and Mr. Firer is a citizen of the United States.

Item 3. Source and Amount of Funds and Other Consideration

Item 3 is hereby amended by the addition of the following:

All funds used by Star Equities to acquire the Securities in the Investment Transaction (as defined below) have come directly from the working capital of Star Equities. The aggregate amount of consideration paid or payable by Star Equities for the Securities in the Investment Transaction was $300,000.00.

Item 4. Purpose of Transaction

Item 4 is hereby amended by the addition of the following:

In connection with a private placement of securities by the Company, Star Equities entered into a Letter Agreement, dated as of September 11, 2015 (the “Investment Agreement”), pursuant to which, among other things, Star Equities agreed to, and did purchase, on the terms and conditions contained therein, (i) 7,142,857 restricted shares of Common Stock and (ii) an option that is immediately exercisable for up to 7,142,857 restricted shares of Common Stock at an exercise price of $0.22 per share of Common Stock, subject to adjustment as described below (the “Option”) (such transactions are referred to herein as the “Investment Transaction”). The Option expires on September 11, 2020. The Option also contains customary anti-dilution provisions in the event of stock dividends, stock splits, reorganizations or similar events. The Company will not issue shares of Common Stock upon exercise of the Option if the aggregate number of shares that would be issued to all investors that acquired options under the Investment Agreement at any time will exceed 19.99% of the total number of shares of Common Stock issued and outstanding or of the voting power unless the Company has obtained either (a) its stockholders’ approval of the issuance of more than such number of shares of Common Stock pursuant to NASDAQ Marketplace Rule 5635(d) or (b) a waiver from The NASDAQ Stock Market of the Company’s compliance with Rule 5635(d).

The foregoing description is qualified in its entirety by reference to the Investment Agreement and the Option. Copies of the Investment Agreement and Option are attached hereto as Exhibits 99.2 and 99.3, respectively, and the terms thereof are incorporated herein by reference.

Neither Star Equities nor Mr. Firer has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except, in the case of Mr. Firer, in his capacity as Chief Executive Officer and Director of the Company. Each of Star Equities and Mr. Firer reserves the right in the future to formulate any such plan or proposal and to take any action with respect to his or its investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

Items 5(a) through (c) of Schedule 13D are hereby amended and restated in their entirety by the following:

(a) – (b) As of the date hereof, Star Equities is the beneficial owner of 2,142,857 restricted shares of Common Stock and 2,142,857 restricted shares of Common Stock issuable upon exercise of the Option, representing approximately 4.2% of the outstanding shares of Common Stock (based on 100,857,828 shares (including all shares issuable upon exercise of all options sold in the Investment Transaction) as of September 15, 2015). Star Equities has shared voting power and shared dispositive power with respect to such shares. As of the date hereof, Mr. Firer is the beneficial owner of 3,380,655 restricted shares of Common Stock and, as the sole member of Star Equities, can be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Star Equities, and such shares collectively represent approximately 7.6% of the outstanding shares of Common Stock (based on 100,857,828 shares (including all shares issuable upon exercise of all options sold in the Investment Transaction) as of September 15, 2015). Mr. Firer has sole voting power and sole dispositive power with respect to 3,380,655 restricted shares of Common Stock and shared voting power and shared dispositive power with respect to the above-described shares beneficially owned by Star Equities.

(c) Except as disclosed in Item 4, neither Star Equities nor Mr. Firer has effected any transaction in the Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by the addition of the following:

The information contained in Item 4 above is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated September 18, 2015, by and between Oleg Firer and Star Equities, LLC.

Exhibit 99.2	Letter Agreement, dated September 11, 2015, by and among the Company, Star Equities, LLC, Kenges Rakishev, Steven Wolberg, William Healy, Vladimir Sadovskiy and David Rozinov.

Exhibit 99.3	Option to Purchase Shares of Restricted Common Stock, dated September 11, 2015, issued by the Company to Star Equities, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 18, 2015	/s/ Oleg Firer
Oleg Firer

Date: September 18, 2015	STAR EQUITIES, LLC

	By:	/s/ Oleg Firer
Oleg Firer, Managing Member

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated September 18, 2015, by and between Oleg Firer and Star Equities, LLC.

Exhibit 99.2	Letter Agreement, dated September 11, 2015, by and among the Company, Star Equities, LLC, Kenges Rakishev, Steven Wolberg, William Healy, Vladimir Sadovskiy and David Rozinov.

Exhibit 99.3	Option to Purchase Shares of Restricted Common Stock, dated September 11, 2015, issued by the Company to Star Equities, LLC.